Pipeline2Space, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2023 and 2022

PIPELINE2SPACE, INC.

TABLE OF CONTENTS



To the Board of Directors of
Pipeline2Space, Inc.
Spokane, WA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Pipeline2Space, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $1,024,076 and $1,197,751 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had an accumulated deficit of $2,593,927 and a working capital deficit of $763,239. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 22, 2024

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PIPELINE2SPACE, INC.
BALANCE SHEETS
As of December 31, 2023 and 2022

	2023	2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 108,576	$ 2,828
Prepaid expenses	83,698	-
Escrow receivables	17,120	-
Total Current Assets	209,394	2,828
Non-Current Assets:		
Patents	28,508	5,800
TOTAL ASSETS	$ 237,902	$ 8,628
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 426,768	$ 63,583
SAFE liabilities, pending conversion	439,000	-
Related party payables	90,192	51,872
Loan payable	7,751	-
Payroll and other accrued liabilities	8,922	1,735
Total Current Liabilities	972,633	117,190
Stockholders' Deficit:		
Preferred stock, $0.0001 par, 3,474,903 shares authorized, 1,720,095 shares issued and outstanding and liquidation preference of $1,485,014 as of both December 31, 2023 and 2022	172	172
Common stock, $0.0001 par, 30,000,000 shares authorized, 13,021,911 and 12,797,550 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1,299	1,280
Additional paid-in capital	1,857,725	1,479,837
Receivable from related party	-	(20,000)
Accumulated deficit	(2,593,927)	(1,569,851)
Total Stockholders' Deficit	(734,731)	(108,562)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 237,902	$ 8,628

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

PIPELINE2SPACE, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2023 and 2022

	2023	2022
Operating Expenses:		
Research and development	$ 511,758	$ 760,266
General and administrative	293,843	425,706
Marketing and advertising	214,423	2,500
Total Operating Expenses	1,020,024	1,188,472
Loss from operations	(1,020,024)	(1,188,472)
Other Expense:		
Interest expense	(4,052)	(9,279)
Net Loss	$(1,024,076)	$(1,197,751)
Weighted average number of common shares outstanding - Basic and diluted	12,799,655	12,794,220
Net loss per common share - Basic and diluted	$ (0.08)	$ (0.09)

PIPELINE2SPACE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2023 and 2022

	Preferred Stock		Common Stock		Additional Paid-in Capital	Receivable from Related Party	Accumulated Deficit	Total Stockholders' Deficit
	Number of Shares	Amount	Number of Shares	Amount				
Balance at December 31, 2021	-	$ -	12,792,000	$ 1,280	$ (1,280)	$ -	$ (372,100)	$ (372,100)
Series seed preferred stock issued for cash, net	1,198,842	120	-	-	1,034,880	-	-	1,035,000
Series seed preferred stock issued for conversion of SAFE liabilities	521,253	52	-	-	449,948	-	-	450,000
Offering costs	-	-	-	-	(15,778)	-	-	(15,778)
Issuance of common stock in connection with anti-dilution rights	-	-	5,550	-	370	-	-	370
Share-based compensation	-	-	-	-	11,697	-	-	11,697
Change in related party receivable	-	-	-	-	-	(20,000)	-	(20,000)
Net loss	-	-	-	-	-	-	(1,197,751)	(1,197,751)
Balance at December 31, 2022	1,720,095	172	12,797,550	1,280	1,479,837	(20,000)	(1,569,851)	(108,562)
Common stock issued for cash - Reg CF	-	-	210,120	18	344,002	-	-	344,020
Common stock issued for services	-	-	14,241	1	26,487	-	-	26,488
Offering costs	-	-	-	-	(26,159)	-	-	(26,159)
Share-based compensation	-	-	-	-	33,558	-	-	33,558
Change in related party receivable	-	-	-	-	-	20,000	-	20,000
Net loss	-	-	-	-	-	-	(1,024,076)	(1,024,076)
Balance at December 31, 2023	1,720,095	$ 172	13,021,911	$ 1,299	$ 1,857,725	$ -	$ (2,593,927)	$ (734,731)

PIPELINE2SPACE, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities		
Net Loss	$ (1,024,076)	$ (1,197,751)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Share-based compensation	33,558	11,697
Stock proceeds applied to prepaid expenses for offering	(80,000)	
Issuance of common stock for services	26,488	-
Issuance of common stock in connection with anti-dilution rights	-	370
Related party receivable offset against expenses incurred	20,000	-
Changes in operating assets and liabilities:		
Prepaid expenses	(3,698)	-
Accounts payable	363,185	6,845
Related party payables	37,650	
Payroll and other accrued liabilities	7,187	1,279
Net cash used in operating activities	(619,706)	(1,177,560)
Cash flows from investing activities		
Pending patent costs	(22,708)	(5,800)
Net cash used in investing activities	(22,708)	(5,800)
Cash flows from financing activities		
Proceeds from SAFE financing debt	439,000	350,000
Proceeds from common stock issuances, net of offering costs	326,900	-
Increase in offering costs	(26,159)	-
Advances to related party	-	(20,000)
Proceeds from loan	11,136	-
Repayments on loan	(3,385)	-
Receipt of advances from related party	52,170	57,578
Payments on related party advances	(51,500)	(269,133)
Proceeds from preferred stock issuances, net	-	1,019,221
Net cash provided by financing activities	748,162	1,137,666
Net change in cash	105,748	(45,694)
Cash at beginning of period	2,828	48,522
Cash at end of period	$ 108,576	$ 2,828
Supplemental disclosure of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental disclosure of non-cash financing activities		
Series Seed Preferred Stock issued due to SAFE conversion	$ -	$ 450,000
Accounts payable converted to common stock	$ 26,488	$ -

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

PIPELINE2SPACE, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Pipeline2Space, Inc. ("P2S" or "the Company") was incorporated under the laws of the State of Nevada on August 1, 2014 and originally was named Pallium Energy Corp. The Company converted to a Delaware corporation on October 14, 2021. P2S is a hypersonic platform technology development company harnessing the power of extreme velocity to radically change the economics of industries that break and pulverize rock through the use of novel hypersonic propulsion technology and other aeronautical and industrial applications. P2S's largest shareholder is EnergeticX.net, L.L.C., ("EGX'), a company controlled by the CEO of P2S, and which performs technological services similar to P2S.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted the calendar year as its basis for reporting. The Company's board of directors authorized a 1-to-3 forward stock split in 2023, which is retroactively applied in these financial statements (see Note 7).

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Accounts subject to estimates include income taxes, impairment of patents, share based compensation, and useful lives of patents.

Significant Risks and Uncertainties

As of December 31, 2023, the Company had not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

The Company is subject to customary risks and uncertainties, including but not limited to, the need for protection of proprietary technology of its product, dependence on key personnel, cost of services provided by third parties and the need to obtain additional funds through the sale of its common and preferred stock. The Company has not generated revenues and has not been commercialized a product to sell or use.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in an operating account at a financial institution that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2023 and 2022, the Company's cash in bank was held at an accredited financial institution.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development activities. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents. At December 31, 2023 and 2022, the Company had no items, other than bank deposits. The Company maintains its cash in bank deposit account that at times may exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Patents

Patents are initially measured at the legal costs incurred in the filing process. The Company's patents include pending patents and licensed patents. For pending patents, no life has yet to be determined and therefore costs are not amortized until the patent is issued. Once the patents are issued, these patents will be assigned a life and amortized on a straight-line basis over the life which was assigned. The costs of maintaining licensed patents are expensed when incurred.

The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent's carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

Pending patents consist of costs related to two patent applications at December 31, 2023 and 2022, for which the filing process has begun, but the issuance of the patent has not yet been made by the United States Patent and Trademark Office or other applicable patent office. No useful life has yet been determined for these patent applications. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial.

Accounts Payable

Any contractual obligations for payments stemming from goods and services delivered by suppliers and vendors are recognized in the reporting periods when costs and expenses are incurred.

SAFE Agreements

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under ASC 815, *Derivatives and Hedging.*

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

The Company determined that the SAFE agreements are debt. Given the potential cash settlement upon a liquidity event, and the variable number of equity shares issuable upon settlement due to the valuation cap provisions, the Company classified the SAFE notes as a liability at their fair value. The SAFE notes were remeasured to fair value each reporting period.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a defined three-tier hierarchy to classify and disclose the fair value of assets and liabilities on both the date of their initial measurement as well as all subsequent periods. Whenever available, fair value is based on or derived from observable market prices. When observable prices or inputs are not available, unobservable prices or inputs are used to estimate the fair value, often using an internal valuation model. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the item being valued. The three levels of the fair value measurement hierarchy are as follows:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

- Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of financial instruments reported on the balance sheets approximate their fair value.

Revenue Recognition and Contract Costs

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company's revenue recognition policy standards include the following elements:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

From inception to date, no revenue has been recognized.

The Company's revenues are expected to be earned primarily from services provided relating to the design, testing, system integration and other technological aspects associated with the development of aerospace technology. Revenue will be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services using a five-step model to achieve that principle.

The Company will record revenue when the performance obligations for each milestone have been met and when associated deliverables for the milestone have been provided to the customer as defined in individual contracts. Contract costs will consist of direct labor and materials required to satisfy the specifications required under the contract. The Company will be reimbursed for actual out-of-pocket costs for materials and other direct incidental expenditures that are incurred in connection with performance under the contract.

Advertising & Marketing Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2023 and 2022, the Company recognized $214,423 and $2,500 in marketing costs, respectively.   The

PIPELINE2SPACE, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

2023 advertising costs are primarily in relation to marketing the Regulation CF offering discussed in Note 7.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries and benefits, facilities costs and supplies, and external costs of outside vendors. During the years ended December 31, 2023 and 2022, the Company recognized $511,758 and $760,266 in research and development costs, respectively.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' deficit upon the completion of an offering or to expense if the offering is not completed.

Share-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

<u>Income Taxes</u>

Income taxes are recognized in accordance with Accounting Standards Codification ("ASC") 740 *Income Taxes,* whereby deferred income tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recorded to reduce the deferred tax assets if there is uncertainty regarding their realization.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company's policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2023 and 2022.

<u>Net Income (Loss) Per Common Share</u>

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive at December 31, 2023: Series Seed Preferred Series Stock shares convertible into 1,720,095 common shares, options to purchase 1,263,000 common shares, and warrants to purchase 340,206 common shares, and the pending SAFE agreements outstanding which will be converted at the conclusion of the Regulation CF offering discussed in Note 7 into up to 409,906 shares of common stock.

<u>Recent Accounting Pronouncements</u>

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity's own equity, and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023. Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

PIPELINE2SPACE, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has not generated revenues or profits since inception, has sustained net losses of $1,024,076 and $1,197,751 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had an accumulated deficit of $2,593,927 and a working capital deficit of $763,239. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon the Company obtaining adequate capital to fund its operating losses until it establishes a revenue stream and becomes profitable. During the next twelve months, the Company intends to fund its operations with funding from the proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. Management cannot provide assurance that the Company will be successful in accomplishing its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company may be required to reduce the scope of the planned development, which could harm the business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4: PATENTS

Patents consisted of the following at December 31, 2023 and 2022:

	2023	2022
Pending patents	$ 28,508	$ 5,800
Patents granted	-	-
	28,508	5,800
Accumulated amortization	-	-
Total patents	$ 28,508	$ 5,800

The Company has an Exclusive Patent License Agreement ("Agreement") with the University of Washington for the license of a patent relating to "Baffle-tube ram accelerator technology." The Agreement requires, among other things, that the Company reimburses the University of Washington for all patent expenses associated with the technology and that the Company pay an annual maintenance fee of $3,000 as well as to pay certain milestone achievement payments when the second milestone listed in the Agreement has been achieved and when $1,000,000 in net sales of licensed products has been made. The Agreement also requires the Company to pay to the University of Washington a royalty of 3% of net sales of the licensed product. There have been no sales of the licensed products so no royalties have been paid or are due.

PIPELINE2SPACE, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

On April 9, 2022, the Company and the University of Washington amended the Agreement and extended the due dates for the performance milestones as well as including twelve additional patents to be licensed, for total costs of $45,000. On August 15, 2023, the Company and the University of Washington amended the Agreement and extended the due dates for certain performance milestones. During the years ended December 31, 2023 and 2022, the Company recorded total research and development expenses of $404,484 and $112,721, respectively, in connection with this agreement. As of December 31, 2023 and 2022, the Company had $378,549 and $51,794, respectively, included in accounts payable pertaining to this agreement.

NOTE 5: SAFE AGREEMENTS, PENDING CONVERSION

2021 Issuances

In 2021, the Company issued $100,000 in Simple Agreement for Future Equity ("SAFE") instruments and are represented as a SAFE financing debt on the balance sheet. In 2022, an additional $350,000 in SAFE investments were issued. The SAFE Agreements entitled the holder to convert the SAFE agreements into the Company's preferred stock. The terms provided for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock for gross proceeds of not less than $1,000,000. The number of shares of preferred stock the SAFE agreements convert into is the purchase amount divided by the conversion rate determined by the lesser of the share pricing in the triggering round or a $28,000,000 post-money valuation on the Company's capitalization (as defined in the SAFE agreements). In 2022, all SAFE agreements totaling $450,000 were converted into 521,253 shares of Series Seed Preferred Stock pursuant to the conversion terms.

2023 Issuances

In 2023, the Company entered into SAFE agreements with investors in exchange for total cash investments of $439,000, (the "Purchase Amount").

The terms provide the holder with automatic conversion of the SAFE agreement's Purchase Amount into the Company's preferred shares or common stock equal to the Purchase Amount divided by the discount price if and upon an equity financing event, which is defined as a transaction or series of transactions involving the issuance of the Company's capital stock with the principal purpose of raising capital (other than a direct listing or initial public offering). The discount price is the Purchase Amount divided by the discount rate multiplied by the lowest price in the triggering stock offering. The discount rates are between 66% to 75%.

If and upon a liquidation event before the expiration or termination of the SAFE agreements, the holders are entitled to receive greater of (a) the Purchase Amount or (b) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the liquidity price, which is the fair value of the Company's common stock in the liquidation event.

If and upon a dissolution event, as defined in the SAFE agreements, before the expiration or termination of the SAFE agreements, the holders are to receive a cash payment equal to the Purchase Amount payable to the holder immediately prior or concurrent with the consummation of the dissolution event.

For the purposes of liquidity events or dissolution events, the SAFE agreements are to be treated junior to debt obligations, on par with preferred stock and other SAFE agreements, and senior to common shares.

The SAFE agreements provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. The SAFE agreements were unsecured obligations.

As of December 31, 2023 and 2022, there was $439,000 and $0 in outstanding SAFE financing debt, respectively. The Company has classified the SAFE agreements as a current liability as of December 31, 2023 as the Regulation CF offering discussed in Note 7 has triggered conversion, but since the offering remains ongoing and contains variable share pricing, the conversion of the SAFE agreements will not occur until the closing of the offering when the triggering event has concluded and the lowest price of such offering is solidified. The maximum number of shares the SAFE agreements will convert into is 409,906 shares of common stock.

NOTE 6: RELATED PARTY TRANSACTIONS

EnergeticX.net, L.L.C.

The Company's parent company and largest shareholder, EGX, periodically advances funds to Company for day-to-day operations. At December 31, 2023 and 2022, the Company owed EGX $47,966 and $51,872, respectively. These advances are non-interest bearing and payable on demand.

HyperSciences, Inc.

During 2022, the Company entered into a services agreement with its affiliate, HyperSciences, Inc. ("HSI"), a Company whereby EGX is the largest shareholder, whereby HSI would provide certain collaborative research and development services to Company in exchange for a flat monthly fee of $100,000 with no expectations of the funds being repaid as the Company is not a customer of the HSI and the research and development activities are for the mutual benefit of both companies.

In 2023, the services agreement was discontinued, effective January 31, 2023. The Company paid a total of $100,000 and $600,000 to HSI during for the years ended December 31, 2023 and 2022, respectively. The payments are recognized as research and development expense in the statement of operations.

The Company also advanced a total of $20,000 to HSI in 2022 that is recorded as due from related party at December 31, 2022. The outstanding related party receivable was included as a contra-equity on the balance sheet as of December 31, 2022. In 2023, amount advanced was offset against the services agreement billings from HSI.

SunArx Energy Solutions Inc.

In 2023, the Company entered into an independent contractor agreement with its related party, SunArx Energy Solutions Inc. ("SunArx"). Under the agreement, SunArx would provide no more than 20 hours of consulting services weekly to Company at $120 an hour, primarily for the purposes of market research, business development strategy, and marketing strategy. A total of $83,716 was recognized related to this agreement as operating expenses on the statement of operations for the year ended December 31, 2023, as well as various reimbursements of costs paid on the Company's behalf. The outstanding balance as of December 31, 2023 was $37,650.

NOTE 7: STOCKHOLDERS' DEFICIT

Capital Structure

The Company's amended Articles of Incorporation authorized 10,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock"), and 1,158,301 shares of Series Seed Preferred Stock, $0.0001 par value per share ("Preferred Stock").
In November 2023, the Company amended and restated its articles of incorporation, increased its authorized shares from 10,000,000 shares of Common Stock and 1,158,301 shares of Preferred Stock to 30,000,000 shares of Common Stock and 3,474,903 shares of Preferred Stock at $0.0001 par value in recognition of the board having authorized a 3:1 forward stock split. All outstanding shares disclosed for the periods presented have been retroactively adjusted to reflect the effects of the stock split.

As of December 31, 2023 and 2022, the Company had 13,021,911 and 12,797,550 issued and outstanding shares of common stock, respectively. As of December 31, 2023 and 2022, the Company had 1,720,095 shares of Preferred Stock issued and outstanding.

Common Stock

In 2023, the Company issued 14,241 shares of Common Stock to a contractor in exchange for forgiveness of accounts payable accrued on services rendered to the Company in the amount of $26,488.

Also in 2023, the Company undertook an offering of Common Stock pursuant to a Regulation CF, which raised $344,020 in gross proceeds through the closing of 210,120 (including an estimated 25,163 bonus shares) shares of Common Stock at a price of $1.86 per share. The Company incurred offering costs of $26,159 with this offering. As of December 31, 2023, the Company recorded a $17,120 escrow receivable related to this offering and $80,000 of the proceeds were applied to a treasury account with its broker for use in future marketing costs on the offering.

Preferred Series Seed Stock

The Company has 3,474,903 shares designated as Preferred Series Seed Stock with a par value of $0.0001. The Series Seed Preferred Stock consists of 1,720,095 outstanding shares and has an original issue price of $0.86 per share. During the year ended December 31, 2022, the Company issued 521,253 shares of Series Seed Preferred Stock pursuant to the conversion of the SAFE instruments (see Note 5) for a total amount of $450,000 on the conversion date. The Company also issued 1,198,842 shares of Series Seed Preferred Stock pursuant to a Regulation D financing for gross proceeds of $1,035,000. The Company has granted warrants associated with the issuance of these shares. These warrants have been attributed zero value in these financial statements.

Holders of Series Seed Preferred Stock receive dividends (pro rata based on percentage holdings) on a pari passu basis with holders of Common Stock. Holders of Series Seed Preferred Stock are entitled to a non-participating liquidation preference over Common stockholders at the Series Seed Original Issue Price of $0.86 per share, providing for a total liquidation preference of $1,485,014 as of both December 31, 2023 and 2022. Certain corporate actions, including, without limitation, liquidation and changing the rights of the Series Seed Preferred Stock, cannot be taken without the approval of a majority of the Series Seed Preferred Stock, voting as a separate class.

The holders of Series Seed Preferred Stock (as well as the holders of Common Stock) are subject to certain contractual rights and obligations with respect to, without limitation: (i) voting on the election of directors and (ii) alienability of shares in the event of a public offering. Series Seed Preferred Stock has voting rights on an as-converted basis.

Preferred shares can be converted into common stock by multiplying the number of preferred shares by the conversion ratio. The conversion ratio is determined by dividing the applicable original issue price by the conversion price (initially on a 1:1 basis). Certain adjustments to the conversion ratio may occur in the event of a stock split, stock dividend, merger or consolidation, or other distribution of property to holders of Common Stock. Series Seed Preferred Stock is subject to mandatory conversion to Common Stock upon an initial public offering or upon a vote of the shareholders.

<u>Stock Options</u>

Options and exercise prices are reflective of the 3:1 forward stock split approved by the board in November 2023.

In June of 2022, the Company's board of directors adopted the Pipeline2Space, Inc. 2022 Equity Incentive Plan (the "Plan"). The Plan's purpose is to provide incentive to employees, directors and consultants and to promote the success of the Company's business. The Plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units. The maximum aggregate number of shares that may be subject to award under the Plan is 4,500,000 shares. As of December 31, 2023, 3,237,000 shares remain available for issuance under the Plan.

On August 5, 2022, the Board of Directors elected to grant stock options to one party, totaling 960,000 options. The options each have an exercise price of $0.07, which was determined by management to be the fair value of a share of common stock, and a term of 10 years. The options vest over a period of 36 months.

On June 9, 2022, the Board of Directors elected to grant stock options to four parties, totaling 183,000 options. The options each have an exercise price of $0.07, which was determined by management to be the fair value of a share of common stock, and a term of 10 years. Of the options issued, 3,000 options were fully vested at grant date. The remaining 180,000 options vest over a period of 36 months.

On April 7, 2023, the Board of Directors elected to grant stock options to two parties, totaling 120,000 options. The options each have an exercise price of $0.07 and a term of 10 years. The options vest over a period of 36 months.

For the options issued in 2023 and 2022, the fair value of stock options was estimated using the Black-Scholes valuation model and the following variables and considerations to determine the underlying assumptions utilized by the model: 1) expected stock price volatilities (2023: 69.76%, 2022: 42.07%) based on the average historical volatilities of the daily closing prices of comparable public companies' common stock; 2) a risk-free interest rate (2023: 3.39%-4.34%, 2022: 2.91%-3.08%) based on the average U.S. Treasury bonds issued with a term approximate to the expected life of the option of 5 to 6.5 years; and the 3) expected dividend yield (0%). Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The fair value of the stock options issued during 2023 and 2022 was $133,435 and $35,391, respectively.

Stock option transactions under the Company's Plan for the years ended December 31, 2023 and 2022 are summarized as follows:

	December 31, 2023		December 31, 2022	
	Options	**Weighted Average Exercise Price**	**Options**	**Weighted Average Exercise Price**
Balance beginning of period	1,143,000	$ 0.07	-	$ 0.07
Granted	120,000	$ 0.07	1,143,000	$ 0.07
Exercised	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of period	1,263,000	$ 0.07	1,143,000	$ 0.07
Exercisable at end of period	611,664	$ 0.07	378,000	$ 0.07
Weighted average duration (years) to expiration of outstanding options at year-end	8.65		9.58	
Weighted average duration (years) to expiration of exercisable options at year-end	8.61		9.58	

As of December 31, 2023 and 2022, the stock options have an intrinsic value of $754,993 and $0, respectively.

The share-based compensation expense recognized for options outstanding during the years ended December 31, 2023 and 2022 was $33,558 and $11,697, respectively. As of December 31, 2023 and 2022, there was $88,180 and $23,694, respectively, of share-based compensation to be recognized over a weighted-average period of approximately 1.98 years and 2.03 years, respectively. The amount of future stock compensation expense could be affected by any future option grants or by any forfeitures.

Warrants

Warrants and exercise prices are reflective of the 3:1 forward stock split approved by the board in November 2023.

Warrants are issued in connection with equity from time to time at the Company's discretion. The composition of the Company's warrants outstanding as of both December 31, 2023 and 2022 is as follows:

Issue Date	Expiration Date	Warrants	Exercise Price
November 11, 2022	November 11, 2025	340,206	$ 1.29

The remaining term of the outstanding warrants was 1.86 years as of December 31, 2023. The fair value of the 340,402 warrants as of their issuance date was determined to be $0 using the Black-Scholes model with the following assumptions: 1) common stock price ($0.07); 2) expected stock price volatilities (42.07%) based on the average historical volatilities of the daily closing prices of comparable public companies' common stock; 3) a risk-free interest rate (4.34%) based on the average U.S. Treasury bonds issued with a term approximate to the expected life of the warrant of 1.5 years; and the 4) expected dividend yield (0%).

NOTE 8: INCOME TAXES

The Company did not recognize a provision (benefit) for income taxes for the years ended December 31, 2023 and 2022.

The components of the Company's net deferred tax assets are as follows:

	2023	2022
Deferred tax assets:		
Federal net operating loss carryforward	$ 143,709	$ 177,174
Section 174 expenses	259,066	119,132
Other	92,859	13,564
Total deferred tax assets	495,634	309,870
Valuation allowance	(495,634)	(309,870)
	$ -	$ -

At December 31, 2023 and 2022, the Company had net deferred tax assets principally arising from the net operating loss carryforward, research and experimental amortization expense, and other book-to-tax differences for income tax purposes multiplied by an expected federal tax rate of 21%. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax assets, a valuation allowance equal to 100% of the net deferred tax asset exists at December 31, 2023 and 2022. The Company's effective tax rate for 2023 and 2022 was 0% due to it having tax losses and a full valuation allowance against its deferred tax assets.

As of December 31, 2023, the Company has a federal net operating loss carryforwards of $684,329. $1,800 expires between the years of 2036 and 2039. The remaining balance will never expire but its utilization is limited to 80% of taxable income in any future year.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2020 are subject to federal and state tax examinations. Any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. Tax attributes from prior years could be adjusted during an audit by taxing authorities.

NOTE 9: COMMITMENTS AND CONTINGENCIES

Legal

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Leases

During 2021, the Company entered into month-to-month lease agreement with a third party for its storage unit. For the years ended December 31, 2023 and 2022, the Company incurred $4,680 and $7,336 of rent expense, respectively.

NOTE 10: SUBSEQUENT EVENTS

Management has reviewed and evaluated subsequent events and transactions occurring after the balance sheet date, December 31, 2023, through April 22, 2024, the date these financials were available for issuance, and identified the following subsequent events:

On February 8, 2024, 151,613 shares of common stock were issued at $1.86 per share, with aggregate purchase price of $235,000.

In 2024, the Company closed on an additional 36,035 shares of common stock at $1.86 per share under its Regulation CF offering discussed in Note 7.

In 2024, the Company converted $54,158 of related party payables into 29,116 shares of common stock.